                                                                       EXHIBIT 6

                                 ENDOGEN, INC.
                                30 COMMERCE WAY
                             WOBURN, MA 01801-1059

                                                                    June 2, 1999

To Our Stockholders:

    On behalf of the Board of Directors of Endogen, Inc., a Massachusetts corporation (the "COMPANY"), we are pleased to inform you that, on May 27, 1999, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with PerBio Science AB, a Swedish corporation ("PARENT") and EWOK Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("PURCHASER"), pursuant to which Purchaser has today commenced a cash tender offer (the "OFFER") to purchase all of the outstanding shares (the "SHARES") of the Company's Common Stock at $3.75 per Share. Under the terms of the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company (the "MERGER") in which any Shares not tendered will be converted into the right to receive $3.75 per Share in cash, without interest.

    Your Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and has approved the Offer and the Merger. The Board of Directors recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    In arriving at this recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included, among other things, the terms and conditions of the Merger Agreement and the fairness opinion of Adams, Harkness & Hill, Inc. ("AH&H"), the Company's financial advisor, addressed to the Board of Directors, the text of which is more fully described in the attached Schedule 14D-9. Stockholders are urged to read the AH&H opinion in its entirety.

    Pursuant to a Stockholder Agreement dated May 27, 1999, by and among Parent, Purchaser and the directors and certain executive officers of the Company, these directors and executive officers have agreed to tender and not withdraw the Shares they own in the Offer.

    In addition to the attached Schedule 14D-9 relating to the Offer, we are enclosing the Offer to Purchase, dated June 2, 1999, of Purchaser and Parent, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Owen A. Dempsey

                                          Owen A. Dempsey

                                          President and Chief Executive Officer